May 26, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Jay Ingram, Legal Branch Chief

Re: Karnet Capital Corp.
    Amendment No. 3 on Registration Statement on Form S-1
    Filed April 1, 2015
    File No. 333-197724

Ladies and Gentlemen:

This letter sets forth the responses of Karnet Capital Corp. ("Company") to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced filing as set forth in the comment letter of April 28, 2015.

General

Outside Front Cover Page of Prospectus

1.   Please  revise  throughout  to  reconcile  the conflict  between  romanette
     (iiii), which refers to the sale of 10 million shares rather than 9 million shares and an offering period of 360 days rather than 365, and your disclosure elsewhere.

Response: We have revised the Outside Front Cover Page of Prospectus and number of shares and offering period have been clarified throughout the document.

Risk Factors, page 5

We operate in a highly competitive environment, and if we are unable to compete with...page 9

2. Please revise to address the competitive conditions you are currently facing, here and in your Business section, rather than discussing what future competition may be. Please refer to comment 4 of our letter dated December 4, 2014.

Response: We have revised the Risk Factors and our competitive conditions have been clarified.

Management's Discussion and Analysis or Plan of Operation, page 15

3. Please revise here, and elsewhere as appropriate, to clearly describe your relationship with Kalynka 25. Clarify whether Kalynka 25 is purchasing garburators from you, as indicated by your references to purchase orders from Kalynka 25, or whether it is selling them on a consignment basis, as indicated in your supplemental response to comment 6 of our letter dated December 4, 2015. If Kalynka 25 is selling garburators for you on a consignment basis, please provide disclosure regarding how this deviates from the terms of your contract with Kalynka 25, which states that Kalynka 25 will pay for the "goods" when "the goods are received by" Kalynka 25. Please refer to comment 8 of our letter dated December 4, 2015.

Response: We have revised the Management's Discussion and Analysis or Plan of Operation and appropriate parts of the main document to clarify that although our initial and only contract with Kalynka 25 clearly states that Kalynka 25 will pay for the "goods" when "the goods are received", initially we waved those terms only for the first order and allowed them to postpone payments for the units received, Kalynka 25 made a full payment for those 50 units of garburators they received in the first purchase order. We received an overwhelming response, which resulted in second purchase order of 25 units from Kalynka 25, which are currently being fulfilled by manufacturer. All future orders from Kalynka 25 will be done on reinstated terms of our initial contract and will be paid on delivery of our products to their warehouse.

4. Please clarify the status of the "second purchase order from Kalynka 25" that you refer to on page 15, including when it was received and whether you are filling it. We note that your supplemental response to comment 6 of our letter dated December 4, 2014 states that Kalynka 25 has merely discussed signing a purchase order for more garburators in the near future.

Response: We clarified that the second purchase order from Kalynka 25 is pursuant to our initial sales contract from June 5, 2014. Request has been forwarded to our manufacturer and Kalynka 25 will make a payment for the second lot of our product on reinstated terms of our initial contract on delivery to their warehouse.

5. Please present your discussion organized by fiscal year and subsequent interim periods, and please provide a discussion of your cash flows. Please refer to Item 303(a) and Item 303(b) of Regulation S-K.

Response: We have organized each subsection under Management's Discussion and Analysis or Plan of Operation so that each discussion begins with the last completed fiscal year and is followed by the subsequent interim period.

6. Please revise to provide a thorough description of the changes in your results of operations and developments in your business the periods discussed. It is unclear what your expenses to date have been for, when they were incurred or paid, or why you omit any discussion of the receipt of the $11,500 loan from your director that you disclose on page F-14.

Response: We have revised the results of operations section in MD&A and included additional disclosure.

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
Results of Operations, page 23

7. Please reconcile your disclosure here that you had cash of $1,263 on hand as of February 28, 2015 with your statement on page 3 and page F-10 that you had $7,725 on hand as of the same date. We note your statement on page F-6 that you had $1,263 in cash on hand as of May 31, 2014. Please also address your statement that you had cash on hand of $1,187 as of the date of this prospectus, which has apparently not changed since your previous filing.

Response: Our cash balance as of February 28, 2015 was $7,725. We have revised our disclosure to reflect the correct amount.

Certain Relationships and Related Transactions, page 33

8. Please discuss the $11,500 that Mr. Chuiko has lent you. Please refer to comment 9 of our letter dated December 4, 2014.

Response: Mr. Chuiko loaned us the money to cover SEC filing expenses, legal and accountant fees and working capital to pay for the first order of our products. We have expanded our disclosure related to the loan.

Legal Matters, page 39

9. You state Mr. Olson will no longer be providing your legal opinion. However, we note that Mr. Olson has already provided you with a legal opinion. Please disclose, where appropriate, whether or not you must pay or have paid Mr. Olson for his opinion, and in what amount, and please provide corresponding disclosure for the Clark Corporate Law Group LLP.

Response: We incorrectly stated that the legal opinion would be issued by the Clark Corporate Law Group LLC. The legal opinion is still to be issued by Scott
D. Olson, Esq., and the registration statement has been corrected. We have paid Mr. Olson a total of $1,890 to date for legal services and do not owe him more

Exhibit 5.1

10. You state on page 39 and in your supplemental response to comment 2 of our letter dated December 4, 2014, that you have engaged Clark Corporate Law Group LLP as your special securities counsel to provide your legal opinion. Please file Clark Corporate Law Group's legal opinion with your next amendment, and please advise us as to what services Matthew McMurdo, Esq., the name that appears in the footer of your correspondence, is providing for you.

Response: We incorrectly named Clark Corporate Law Group LLP as providing the legal opinion included as Exhibit 5.1 to the prior amendment to the registration statement; as stated in Response #9 above, Scott D. Olson, Esq. is providing the legal opinion. Matthew McMurdo, Esq. was solely engaged to assist us in responding to the previous comment letter.

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
Exhibit 23.1

11. Your auditor's consent is dated April 1, 2014. Please have your auditor file a correctly dated consent.

Response: We have filed a correctly dated auditor's consent with this amendment to the registration statement.

Very Truly Yours,


/s/ Aleksandr Chuiko
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Aleksandr Chuiko
President of Karnet Corp.

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